Exhibit 12(b)

ONCOR ELECTRIC DELIVERY COMPANY LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2015	2014
	6/30/2015	6/30/2014
Earnings:
Income from continuing operations	$196	$197
Add: Total federal income taxes	113	124
Fixed charges (see detail below)	170	182

Total earnings	$479	$503

Fixed Charges:
Interest expense, excluding capitalized interest	$168	$180
Rentals representative of the interest factor	2	2

Total fixed charges	$170	$182

Ratio of earnings to fixed charges	2.82	2.76